EXHIBIT 12
LSI Industries Inc.
Ratio of Earnings to Fixed Charges – SEC Method

	FY 2010	FY 2009	FY 2008	FY 2007	FY 2006	FY 2005
Earnings
Pre-tax earnings	1,784	(14,403)	(10,691)	31,727	21,987	22,873
Fixed charges	942	874	975	1,935	862	1,037
Amortization of capitalized interest	0	0	0	0	2	2
Interest capitalized	0	0	0	0	0	0

	2,726	(13,529)	(9,716)	33,662	22,851	23,912

Fixed Charges
Interest costs	153	89	81	962	78	217
Amortization of debt issuance costs	0	0	0	0	0	0
Interest capitalized	0	0	0	0	0	0
Interest component of rental expense	789	785	894	973	784	820

	942	874	975	1,935	862	1,037

Ratio	2.89	-15.48	-9.97	17.40	26.51	23.06